UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934
WASTE SERVICES, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
941075202

(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		12,062,586 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,062,586 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,062,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes 12,020,920 shares of common stock and the right to purchase an additional 41,666 shares of common stock pursuant to outstanding warrants.

(2)	Based on 46,081,648 shares of common stock outstanding as of October 20, 2008, as reported by Issuer in the Form 10-Q filed on October 23, 2008.

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		12,062,586 (2) (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,062,586 (2) (3)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,062,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Working capital of Westbury (Bermuda) Ltd.

(2)	Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.

(3)	Includes 12,020,920 shares of common stock and the right to purchase an additional 41,666 shares of common stock pursuant to outstanding warrants.

(4)	Based on 46,081,648 shares of common stock outstanding as of October 20, 2008, as reported by Issuer in the Form 10-Q filed on October 23, 2008.

Amendment No. 3 to Schedule 13D
This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2003 as amended on June 1, 2004 and January 3, 2007 by Westbury (Bermuda) Ltd., a Bermuda limited corporation, and Westbury Trust, a Bermuda trust (Westbury (Bermuda) Ltd. and Westbury Trust hereby referred to as the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 3 relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Waste Services, Inc. (the “Issuer”). It is being filed to report purchases of Common Stock which, collectively, exceed one percent of the outstanding shares of Common Stock. The address of the principal executive offices of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8.
Item 2. Identity and Background
Current information concerning the identity and background of the directors and officers of Westbury and the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Item 3. Source and Amount of Funds or Other Consideration
Since the filing of the last amendment to Schedule 13D on January 3, 2007, Westbury has purchased in the open market and in privately-negotiated transactions an aggregate of 732,216 shares of Common Stock at an aggregate purchase price of approximately $5,580,210.16. The source of the funds used by Westbury to purchase such shares of Common Stock is working capital of Westbury.
Item 5. Interest in Securities of the Issuer
(a) Westbury beneficially owns 12,062,586 shares of Common Stock, which consists of 12,020,920 shares of Common Stock and 41,666 shares of Common Stock issuable upon the exercise of certain warrants held by Westbury. The Common Stock beneficially owned by Westbury represents approximately 26.2% of the total number of shares of Common Stock based on 46,081,648 shares of Common Stock outstanding as of October 20, 2008, as reported by the Issuer on Form 10-Q filed on October 23, 2008. Westbury is 100% owned by Westbury Trust, an indirect beneficial owner of the reported securities.
(b) Each of Westbury and Westbury Trust may be deemed to have the sole power to direct the voting and disposition of the 12,062,586 shares of Common Stock held by Westbury.
(c) The following table lists all transactions in Common Stock effected during the past 60 days. All such transactions were effected in the open market or through privately-negotiated transactions.

		Shares of
Date of Transaction	Type of Transaction	Common Stock	Price Per Share
10/27/08	Purchase	100	$5.47
10/27/08	Purchase	200	$5.48
10/27/08	Purchase	100	$5.49
10/27/08	Purchase	600	$5.50
10/27/08	Purchase	1,481	$5.51
10/27/08	Purchase	2,219	$5.52
10/27/08	Purchase	1,314	$5.53
10/27/08	Purchase	543	$5.54
10/27/08	Purchase	100	$5.56
10/27/08	Purchase	100	$5.57
10/27/08	Purchase	300	$5.58
10/27/08	Purchase	200	$5.59
10/27/08	Purchase	100	$5.60
10/28/08	Purchase	1,000	$5.39
10/28/08	Purchase	1,000	$5.40
10/28/08	Purchase	1,000	$5.50
10/28/08	Purchase	303	$5.51
10/28/08	Purchase	2,697	$5.53
10/28/08	Purchase	200	$5.56
10/28/08	Purchase	2,600	$5.57
10/28/08	Purchase	2,050	$5.58
10/28/08	Purchase	150	$5.62
10/28/08	Purchase	5,000	$5.67
10/28/08	Purchase	600	$5.69
10/28/08	Purchase	1,495	$5.70
10/28/08	Purchase	905	$5.74
10/28/08	Purchase	5,000	$5.76
10/28/08	Purchase	1,578	$5.79
10/28/08	Purchase	3,422	$5.84
10/29/08	Purchase	100,000	$5.75
10/30/08	Purchase	68	$5.57
10/30/08	Purchase	300	$5.58
10/30/08	Purchase	498	$5.59
10/30/08	Purchase	5,132	$5.60
10/30/08	Purchase	500	$5.62
10/30/08	Purchase	1,500	$5.64
10/30/08	Purchase	502	$5.65
10/30/08	Purchase	500	$5.67
10/30/08	Purchase	2,300	$5.68
10/30/08	Purchase	2,000	$5.70
10/30/08	Purchase	1,000	$5.72
10/30/08	Purchase	42	$5.74
10/30/08	Purchase	2,000	$5.75
10/30/08	Purchase	1,000	$5.76
10/30/08	Purchase	297	$5.78
10/30/08	Purchase	2,900	$5.80
10/30/08	Purchase	9,461	$5.81
10/31/08	Purchase	197	$5.67
10/31/08	Purchase	500	$5.68
10/31/08	Purchase	500	$5.69
10/31/08	Purchase	1,000	$5.70
10/31/08	Purchase	500	$5.71
10/31/08	Purchase	303	$5.75
10/31/08	Purchase	500	$5.78
10/31/08	Purchase	500	$5.80
10/31/08	Purchase	500	$5.81

		Shares of
Date of Transaction	Type of Transaction	Common Stock	Price Per Share
10/31/08	Purchase	500	$5.84
10/31/08	Purchase	2,000	$5.92
10/31/08	Purchase	500	$5.95
10/31/08	Purchase	1,461	$5.98
10/31/08	Purchase	2,300	$5.99
10/31/08	Purchase	18,739	$6.00
11/3/08	Purchase	2,100	$5.93
11/3/08	Purchase	4,000	$5.94
11/3/08	Purchase	900	$5.96
11/3/08	Purchase	6,700	$5.97
11/3/08	Purchase	14,300	$5.98
11/4/08	Purchase	500	$5.94
11/4/08	Purchase	1,000	$5.95
11/4/08	Purchase	500	$5.97
11/4/08	Purchase	100	$5.98
11/4/08	Purchase	21,000	$5.99
11/4/08	Purchase	1,000	$6.00
11/4/08	Purchase	500	$6.01
11/4/08	Purchase	500	$6.02
11/4/08	Purchase	2,000	$6.04
11/4/08	Purchase	1,000	$6.05
11/4/08	Purchase	2,000	$6.07
11/5/08	Purchase	2,000	$5.99
11/5/08	Purchase	5,500	$6.00
11/5/08	Purchase	1,000	$6.01
11/5/08	Purchase	2,000	$6.02
11/5/08	Purchase	7,500	$6.03
11/5/08	Purchase	1,500	$6.04
11/5/08	Purchase	500	$6.07
11/5/08	Purchase	6,000	$6.30
11/5/08	Purchase	5,000	$6.31
Item 7. Material to be Filed as Exhibits
Exhibit A:      Joint Filing Agreement of the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2008	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt

	Name:	Jim Watt
	Title:	President

Date: November 7, 2008	WESTBURY TRUST

/s/ Jim Watt

	Name:	Jim Watt
	Title:	Trustee

ANNEX A
Directors and Officers of Westbury

Name and Citizenship	Principal Occupation	Business Address

James Watt President and Director (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Iris Robinson Vice President and Director (Bermuda)	Vice President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Curtis Begg Director (Bermuda)	Managing Director of Barrington Investments Limited	15 Queen Street Hamilton, HM 11 Bermuda

Patricia Rodrigues Secretary (Bermuda)	Executive Secretary of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda
Trustees of Westbury Trust

Name and Citizenship	Principal Occupation	Business Address

Gary DeGroote (Canada)	President and Director of GWD Holdings, Ltd.	1455 Lakeshore Drive Suite 201 N Burlington, Ontrario Canada L7S 2J1

Rick Burdick (United States)	Attorney	1333 New Hampshire Avenue, NW Washington, DC 20036

James Watt (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Exhibit A
JOINT FILING AGREEMENT
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 3 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 3 jointly on behalf of each such party.

Date: November 7, 2008	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt

	Name:	Jim Watt
	Title:	President

Date: November 7, 2008	WESTBURY TRUST

/s/ Jim Watt

	Name:	Jim Watt
	Title:	Trustee